United States

Securities and Exchange Commission

Washington, DC 20549

August 12, 2025

Re: Shefford Companies, Inc. (Shefford & Companies, Inc.)

Registration Statement on Form 10-12G

Filed October 12, 2023

File No. 000-56601

Comments Responses

Amendment No.1 to Registration Statement on Form 10-12G

General

1. We note your responses to prior comments 1 and 18 and your revised disclosure. We also note your disclosure that you are in the development stage and that you have limited operations, but you have not identified yourself as a shell company. Please revise your filing to disclose that you are a shell company, as defined by Rule 12b-2 under the Exchange Act, because you appear to have no or nominal operations and no or nominal assets. Accordingly, please prominently disclose your shell company status and disclose the consequences of that status. If you continue to believe you are not a shell company, please provide us with a legal analysis.

Added to Cover Page:

Shell Company X

We Also Added

Item 1.   Description of Business

Under Rule 12b-2 of the Exchange Act, the Company is classified as a “shell company,” because it has no or nominal assets (other than cash) and no or nominal operations.

Item 1A. Risk Factors.

There is currently no trading market for our common stock, and liquidity of shares of our common stock is limited. At the present time the Company is classified as a “Shell Company.”

All of the presently outstanding shares of common stock (2,650,000) are “restricted securities” as defined under Rule 144 promulgated under the Securities Act and may only be sold pursuant to an effective registration statement or an exemption from registration, if available.  The SEC has adopted final rules amending Rule 144 which became effective on February 15, 2008. These final rules may be found at: www.sec.gov/rules/final/2007/33-8869.pdf. Pursuant to the new Rule 144, one year must elapse from the time a “shell company”, as defined in Rule 405, ceases to be “shell company” and files Form 10 information with the SEC, before a restricted shareholder can resell their holdings in reliance on Rule 144. Form 10 information is equivalent to information that a company would be required to file if it were registering a class of securities on Form 10 under the Exchange Act. Under the amended Rule 144, restricted or unrestricted securities, that were initially issued by a reporting or non-reporting shell company or an Issuer that has at any time previously a reporting or non-reporting shell company as defined in Rule 405, can only be resold in reliance on Rule 144 if the following conditions are met: (1) the issuer of the securities that was formerly a reporting or non-reporting shell company has ceased to be a shell company; (2) the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (3) the issuer of the securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding twelve months (or shorter period that the Issuer was required to file such reports and materials), other than Form 8-K reports and (4) at least one year has elapsed from the time the issuer filed the current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

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At the present time, the Company is classified as a “shell company” as defined in Rule 12b-2 of the Exchange Act. As such, all restricted securities presently held by the founders of the Company may not be resold in reliance on Rule 144 until: (1) the Company files Form 10 information with the SEC when it ceases to be a “shell company”; (2) the Company has filed all reports as required by Section 13 and 15(d) of the Securities Act for twelve consecutive months; and (3) one year has elapsed from the time the Company files the current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

There can be no assurance that we will ever meet these conditions, and any purchases of our shares are subject to these restrictions on resale. A purchase of our shares may never be available for resale as we cannot be assured, we will ever lose our shell company status.

2. Please refer to prior comment 17.

It appears that you are not in compliance with the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. You should file all required reports. Please advise us as to when you intend to file the delinquent reports.

We have updated our reporting in this Amendment 2.

Item 7. Certain Relationships and Related Transactions, page 9

3. We note your response to prior comment 12. You state on page 9 that Mr. Jonathan Cross, your sole shareholder, has paid all expenses incurred by you and will continue to do so on a going forward basis. Please revise your disclosure to disclose the total amount loaned or advanced to you by Mr. Cross as of the most recent practicable date, as well as how much the company currently owes Mr. Cross, or advise. Please also include risk factor disclosure discussing that the loans or advances will be converted to common shares as such time as you are sold, your stock begins trading on the OTC Markets or is listed on an exchange.

Item 15. Financial Statements and Exhibits, page 14

Item 7. Certain Relationships and Related Transactions, and Director Independence.

Since inception, on August 12, 2023, the Company incurred fees related its formation and professional fees and expenses associated with the preparation and filing of the Company’s Registration Statement.

The shares owned by Jonathan Cross, represent 37.7% the issued and outstanding shares of the Company.

Jonathan Cross, the Company’s sole Director (its original incorporator), has paid all expenses incurred by the Company, which includes resident agent fees, basic state and local fees and taxes, and expenses related to the formation of the Company and the professional fees and expenses associated with the preparation and filing of the Company’s formation and Registration Statement. On a going forward basis, Mr. Cross has committed to funding all expenses incurred by the Company until such time as it is financially self-sustaining. These payments for expenses are being paid in return for the 1,000,000 common shares issued to Mr. Cross at inception.

We utilize the office space and equipment of Mr. Cross at no cost. Management estimates such amounts to be immaterial.

Except as otherwise indicated herein, there have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 and Item 407(a) of Regulation S-K.

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4. We note that Exhibit 3.1, Certificate of Incorporation, only includes one page even though it indicates it is one of four pages. Please revise to file the complete Certificate of Incorporation.

We have added the full Certificate of Incorporation document to the filing.

Note 4. Related Party Transactions, page F-8

5. We note you did not respond to prior comment 15 and therefore, we reissue the comment. We also note your disclosure that your sole shareholder, Jonathan Cross, has paid all expenses incurred by you and has committed to funding all expenses until such time as you are self-sustaining. We further note your disclosure that these payments for expenses are advances and the terms of repayment are not fixed. Please address the following:

• Revise your financial statements to include all costs of doing business. Refer to SAB Topic 5.T.

• Revise your disclosure, here or elsewhere in the financial statement footnotes as applicable, to clarify any requirements to reimburse these advances and how that impacts your accounting treatment under SAB Topic 5.T.

• Revise your disclosure, here or elsewhere in the financial statement footnotes as applicable, to include your accounting policy related to expenses paid by others on your behalf.

• Revise your disclosure to include the dollar amounts of transactions with Mr. Cross for your income statement period presented, as well as amounts due to or due from Mr. Cross as of your balance sheet date. Refer to ASC 850-10-50-1.

We have changed the disclosure to read:

On a going forward basis, Mr. Cross has committed to funding all expenses incurred by the Company through such time as the Company is self-sustaining. These payments for expenses are in return for the 1,000,000 common shares issued to Mr. Cross at inception.

Note 7. Subsequent Events, page F-8

6. We note you did not respond to prior comment 16 and that you have removed disclosure previously included in your Form 10-12G filed on October 12, 2023 stating that Jonathan Cross provided you with a $3,000 loan for administrative expenses as of September 11, 2023. Please explain the facts and circumstances surrounding this loan, why you removed the disclosure from your filing, and how you have accounted for this transaction in your financial statements.

We have amended the filing so that the payments made by Mr. Cross for expenses will be in return for the 1,000,000 common shares issued to Mr. Cross at inception.

Jonathan Cross

Chairman

Shefford Companies, Inc. (Shefford & Companies, Inc.)

1852 Banking Street Suite 29551

Greensboro, North Carolina 27408

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